Free Writing Prospectus No Cdr us Filed Pursuant to Rule 433 Registration No. 333-140456 November 21, 2007 Subscription until December 7, 2007 STRUCTURED PRODUCTS — BUFFERED SECURITIES® Equity Linked — Credit Suisse Water Index — Powered by HOLTTM Indicative Termsheet / Product Snapshot / Index Description

CREDIT SUISSE STRUCTURED PRODUCTS

Buffered Securities®

- Linked to the: Credit Suisse Water Index - Powered by HOLT™
- 3 Years 5 Mos. | 100% Upside Participation | 40% Contingent Protection

Offering Period
Closes on:
Dec. 7, 2007

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Eksportfinans ASA has filed a registration statement (including preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the preliminary pricing supplement subject to completion dated November 21, 2007, prospectus supplement dated February 5, 2007 and prospectus dated February 5, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the "Investment Considerations" section herein and the "Risk Factors" sections of the pricing supplement and the prospectus supplement, which set forth a number of risks related to the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the preliminary pricing supplement at: www.sec.gov

CS WATER INDEX BUFFERED SECURITIES® OVERVIEW

CS Water Index Buffered Securities® (the "Securities) allow investors to receive at maturity 100% uncapped upside participation in the performance of the Credit Suisse Water Index - Powered by HOLT™ , plus a 40% layer of contingent principal protection.
Investors are only exposed to a loss of principal if the underlying declines by 40% or more during the life of the investment, otherwise they are principal protected.

INDICATIVE PRODUCT TERMS:

Security Codes:	**CUSIP: 28264QD68 / ISIN: US28264QD687**
Issuer:	Eksportfinans ASA, Rated AA+ (S&P) / Aaa (negative outlook) (Moody's) / AAA (Fitch)
Distributor:	Credit Suisse Securities (USA) LLC
Aggregate Amount:	USD TBD
Denomination:	Minimum initial purchase of U.S. $1,000 per Note and integral multiples of U.S. $1,000 thereafter
Initial Index Level:	Closing level of the Underlying Index on the business day immediately following Trade Date
Final Index Level:	Closing level of the Underlying Index on the Valuation Date
Participation:	100.00%
Contingent Barrier Level:	60% of the Initial Level (40% below the Initial Index Level)
Trigger Event:	A Trigger Event occurs once the Index is at or below the Contingent Barrier Level at any time between the Trade Date and Valuation Date.
Index Return:	(a.) If the Final Index Level is > the Initial Index Level, then the Index Return will equal: ▪ Participation x ((Final Index Level - Initial Index Level) / Initial Index Level) (b.) If the Final Index Level is ≤ the Initial Index Level and a Trigger Even has not occurred, then the Index Return will equal zero. (c.) If the Final Index Level is ≤ the Initial Index Level and a Trigger Event occurred, then the Index Return will equal: ▪ Participation x ((Final Index Level - Initial Index Level) / Initial Index Level)
Redemption Amount at Maturity:	For each $1,000 principal amount of the Securities, on the Maturity Date, a holder will receive an amount in cash equal to the principal amount of the Securities multiplied by the sum of 1+ Index Return

RELEVANT DATES:

Offering Period:	Closes on Dec. 7 @ 3:00pm EST
Trade Date:	December 7, 2007
Settlement Date:	December 14, 2007
Valuation Date:	May 6, 2011
Maturity Date:	May 13, 2011 (3 years 5 months)

UNDERLYING:

Index	Bloomberg Ticker	Weighting	Initial Index Level	Prospectus Link
Credit Suisse Water Index	CSWTR <INDEX>	100%	TBD	

Credit Suisse ♦ Structured Retail Products ♦ 11 Madison Ave, NY, NY 10010 ♦ 1-888-537-4898 ♦ structured.notes@credit-suisse.com

Buffered Securities® Product Snapshot / Index Description

Buffered Securities® Product Snapshot Structure Overview: Index: Credit Suisse Water Index — Powered by HOLTTM (Ticker: CSWTR) Term: 3 Years 5 Months Contingent Barrier Level : 60% of the Initial Index Level Participation: 100.00% Trigger Event: A Trigger Event will occur once the Index is at or below 60% of the Initial Index Level at any time between the Trade Date and Valuation Date. Index Return: (a.) If the Final Index Level > Initial Index Level, then: 100% x ((Final Index Level — Initial Index Level) / Initial Index Level), or (b.) If the Final Index Level Initial Index Level, and a Trigger Event has not occurred, then: zero, or (c.) If the Final Index Level Initial Index Level, and a Trigger Event occurred then: 100% x ((Final Index Level — Initial Index Level) / Initial Index Level) Return at Maturity per $1,000 Principal Amount of Securities®: At maturity you receive $1,000 x (1 + Index Return) Who Should Invest in the Buffered Securities®: Investors who are bullish on the Index and looking to add exposure to water companies in their portfolio and who are interested in uncapped upside participation in the Index, and are able to withstand a loss of their investment in the event the index declines by 40% or more. Hypothetical Upside Scenario: The Index appreciated by the valuation date: Investors receive back their initial investment plus 100.00% of the appreciation of the Index. Hypothetical Downside Scenario: The Index depreciated by 40% or more at any time during the life of the investment and finished below the Initial Index Level resulting in a Trigger Event: Investors participate in 100% of the losses, in the case the index declines to 0.00, investors will lose their entire investment. Hypothetical Payoff Diagram Hypothetical Payout Grid 100% Underlying at Return if Barrier Not Return if Barrier 80% Maturity Breached** Breached** 100% Participation 60% $1,000 (+100%) $2,000 (+100%) $2,000 (+100%) Contingent Barrier Level 40% (principal is at risk once crossed) $875 (+75%) $1,750 (+75%) $1,750 (+75%) 20% $750 (+50%) $1,500 (+50%) $1,500 (+50%) 0% -20% $625 (+25%) $1,250 (+25%) $1,250 (+25%) -40% $500* $500 (0%) $1,000 (0%) $1,000 (0%) Buffered Securities Return (%) -60% $375 (-25%) $1,000 (0%) $1,000 (0%) Underlying -80% Trigger Event Not Breached Trigger Event Breached $250 (-50%) $500 (-50%) -100% -100% -80% -60% -40% -20% 0% 20% 40% 60% 80% 100% $0.00 (-100%) $0 (-100%) Underlying Return (%) *Initial level on Trade Date; **Assuming $1,000 initial investment, 100% participation, 60% Contingent Barrier *Hypothetical scenarios are neither indicators nor guarantees of future Index performance. Actual results will vary, perhaps materially from the hypothetical analysis. Credit Suisse Structured Retail Products 11 Madison Ave, NY, NY 10010 1-888-537-4898 structured.notes@credit-suisse.com

Investment Considerations A purchase of the securities involves risks. This section summarizes certain additional risks relating to the securities. We urge you to read the following information about these risks, together with the information in the preliminary pricing supplement subject to completion dated November 21, 2007, the prospectus supplement dated February 5, 2007 and the prospectus dated February 5, 2007 before investing in the securities. An investment in BUFFERED SECURITIES® are not principal protected. You may receive less at maturity than you originally invested, or you may receive nothing should the Index decline to zero. The securities do not pay interest. Eksportfinans ASA will not pay interest on the BUFFERED SECURITIES. Even if the payment at maturity exceeds the principal amount of the BUFFERED SECURITIES, you may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of Eksportfinans ASA’s debt securities. An investment in BUFFERED SECURITIES is not the same as an investment in the stocks underlying the Index or a security directly linked to such Index. The payment of dividends on the stocks which comprise, or underlie, an Index has no effect on the calculation of the value of that Index. Accordingly, the Index Return based on the percentage change in the Index is not the same as the total return based on the purchase of those underlying stocks held for a similar period. There may be little or no secondary market for the BUFFERED SECURITIES. The BUFFERED SECURITIES will not be listed on any securities exchange. We cannot assure you that a secondary market for the BUFFERED SECURITIES will develop. Credit Suisse Securities (USA) LLC currently intends to make a market in the BUFFERED SECURITIES, although it is not required to do so and may stop making a market at any time. If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss. The market price of the BUFFERED SECURITIES may be influenced by many unpredictable factors. Many factors, most of which are beyond our control, will influence the value of the BUFFERED SECURITIES and the price at which Credit Suisse Securities (USA) LLC may be willing to purchase or sell the BUFFERED SECURITIES in the secondary market, including: • The current level of the Index. • Interest and yield rates in the market. • The volatility of the Index. • Economic, financial, political and regulatory or judicial events that affect the securities underlying the reference indices or stock markets generally and which may affect the appreciation of the Index. · The time remaining to the maturity of the BUFFERED SECURITIES. • The dividend rate on the stocks underlying the Index. • Eksportfinans ASA’s creditworthiness. Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. Backtested, hypothetical or simulated performance results have inherent limitations. Simulated results are achieved by the retroactive application of a backtested model itself designed with the benefit of hindsight. The backtesting of performance differs from the actual account performance because the investment strategy may be adjusted at any time, for any reason and can continue to be changed until desired or better performance results are achieved. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor a guarantee of future returns. Actual results will vary from the analysis. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express ed or implied is made regarding future performance of the Index. The historical information set forth above on the Index has been obtained from Bloomberg Financial Markets, but each of the trader or sales personnel and Credit Suisse Securities (USA) LLC does not represent or warrant its accuracy or completeness and is not responsible for losses or damages arising out of errors, omissions or changes in market factors. This material does not purport to contain all of the information that an interested party may desire and, in fact, provides only a limited view of a particular market. With respect to the analysis in this report based on the HOLT™ methodology, Credit Suisse certifies that (1) the views expressed in this report accurately reflect the HOLT methodology and (2) no part of the Firm’s compensation was, is, or will be directly related to the specific views disclosed in this report. The HOLT methodology does not assign ratings to a security. It is an analytical tool that involves use of a set of proprietary quantitative algorithms and warranted value calculations, collectively called the HOLT valuation model, that are consistently applied to all the companies included in its database. Third-party data (including consensus earnings estimates) are systematically translated into a number of default variables and incorporated into the algorithms available in the HOLT valuation model. The source financial statement, pricing, and earnings data provided by outside data vendors are subject to quality control and may also be adjusted to more closely measure the underlying economics of firm performance. These adjustments provide consistency when analyzing a single company across time, or analyzing multiple companies across industries or national borders. The default scenario that is produced by the Credit Suisse HOLT valuation model establishes the baseline valuation for a security, and a user then may adjust the default variables to produce alternative scenarios, any of which could occur. The HOLT methodology does not assign a price target to a security. The default scenario that is produced by the HOLT valuation model establishes a warranted price for a security, and as the third-party data are updated, the warranted price may also change. The default variables may also be adjusted to produce alternative warranted prices, any of which could occur. Additional information about the HOLT methodology is available on request. CFROI®, CFROE, HOLT, HOLTfolio, HOLTSelect, HS60, HS40, ValueSearch, AggreGator, Signal Flag and “Powered by HOLT” are trademarks or registered trademarks of Credit Suisse or its affiliates in the United States and other countries. © 2007 Credit Suisse and its subsidiaries and affiliates. All rights reserved Credit Suisse Structured Retail Products 11 Madison Ave, NY, NY 10010 1-888-537-4898 structured.notes@credit-suisse.com